UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from ________ to ________

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	16
Schedule G, Part III: Nonexempt Transactions	17
Signature	18
Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the Syncor International Corporation Employees’ Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Syncor International Corporation Employees’ Savings and Stock Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 22, 2009

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31
	2008	2007
Assets

Plan’s interest in Master Trusts’ assets at fair value	$62,927,004	$102,456,249

Participant loans, net of reserve for defaulted loans of $79,495 and $84,251 at December 31, 2008 and 2007, respectively	1,912,365	2,128,325
Interest receivable	—	5,969

Total assets	64,839,369	104,590,543

Liabilities

Accrued fees	13,281	46,492

Total liabilities	13,281	46,492

Net assets reflecting investments at fair value	64,826,088	104,544,051
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	797,056	(50,302)

Net assets available for benefits	$65,623,144	$104,493,749

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:

Investment (loss) income:
Interest	$156,057	$174,991
Plan’s interest in Master Trusts’ net investment (loss) gain	(31,368,884)	3,060,976

Total investment (loss) income	(31,212,827)	3,235,967

Total (reductions) additions	(31,212,827)	3,235,967

Deductions from net assets attributed to:

Benefits paid to participants	7,528,829	9,418,135
Decrease in reserve for defaulted participant loans	(4,756)	(6,765)
Administrative expenses	133,705	154,839

Total deductions	7,657,778	9,566,209

Net decrease	(38,870,605)	(6,330,242)

Net assets available for benefits:
Beginning of year	104,493,749	110,823,991

End of year	$65,623,144	$104,493,749

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

General

The Syncor International Corporation Employees’ Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, 414, Inc. (“Syncor”) not covered by a collective bargaining agreement who have attained age 18 and completed three months of employment, as defined in the Plan document, prior to August 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan acquired 1,750,000 shares of Syncor common stock with funds borrowed from or guaranteed by Cardinal Health, Inc. (the “Company” or “Cardinal Health”). As of December 31, 2001, all such borrowings had been fully repaid. With the acquisition of Syncor by Cardinal Health as of January 1, 2003 (the “Effective Date”), the common stock of Syncor International Corporation was converted to Cardinal Health common shares of equal fair value on the Effective Date.

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) were established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Master Trusts.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Fidelity Management Trust Company (“Fidelity”) serves as the Plan trustee, record keeper and asset custodian.

ERISA Litigation against Syncor International

A purported class action complaint, captioned Pilkington v. Cardinal Health, et al., was filed on April 8, 2003 against the Company, Syncor and certain officers and employees of the Company by a purported participant in the Syncor International Corporation Employees’ Savings and Stock Ownership Plan. A related purported class action complaint, captioned Donna Brown, et al. v. Syncor International Corp, et al., was filed on September 11, 2003 against the Company, Syncor and certain individual defendants. Another related purported class action complaint, captioned Thompson v. Syncor International Corp., et al., was filed on January 14, 2004 against the Company, Syncor and certain individual defendants. Each of these actions was brought in the United States District Court for the Central District of California. A consolidated complaint was filed on February 24, 2004 against Syncor and certain former Syncor officers, directors and/or employees alleging that the defendants breached certain fiduciary duties owed under the Employee Retirement Income Security Act (“ERISA”) based on the same underlying allegations of improper and unlawful conduct alleged in the federal securities litigation (the “Syncor ERISA litigation”). The consolidated complaint sought unspecified money damages and other unspecified relief against the defendants. On April 26, 2004, the defendants filed motions to dismiss the consolidated complaint. On August 24, 2004, the District Court granted in part and denied in part defendants’ motions to dismiss. The District Court dismissed, without prejudice, all claims against two individual defendants, all claims alleging co-fiduciary liability against all defendants, and all claims alleging that the individual defendants had

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

conflicts of interest precluding them from properly exercising their fiduciary duties under ERISA. A claim for breach of the duty to prudently manage plan assets against Syncor was not dismissed, and a claim for breach of the alleged duty to “monitor” the performance of Syncor’s Plan Administrative Committee against certain individual defendants was not dismissed.

On January 10, 2006, Syncor and the other parties entered into a term sheet to settle the Syncor ERISA litigation for a cash payment of $4.0 million and payment of an additional amount not to exceed $4.0 million for litigation fees and expenses and reported the settlement to the District Court. Also on January 10, 2006, the District Court entered summary judgment in favor of all defendants on all remaining claims. Consistent with that ruling, on January 11, 2006, the District Court entered a final order dismissing this case and the lead plaintiff appealed this decision to the United States Court of Appeals for the Ninth Circuit. On February 19, 2008, the Court of Appeals entered an order reversing the District Court’s dismissal of the plaintiffs’ claims and remanded the case to the District Court to hold a hearing to review the fairness of the settlement agreement. On June 25, 2008, the parties submitted the settlement agreement to the District Court for preliminary approval. On July 29, 2008, the District Court preliminarily approved the $4.0 settlement amount, but ordered the parties to revise the attorneys’ fees to not exceed 33 1/3% of the settlement amount. On October 22, 2008, the District Court entered a final Order approving the settlement and dismissing all claims asserted in the Syncor ERISA litigation against the defendants.

We anticipate recovery to the Plan in 2009 or 2010.

Contributions

Prior to July 31, 2003, participant contributions to the Plan consisted of participant elective contributions and Company matching and discretionary profit sharing contributions.

As of August 1, 2003, all active participants in the Plan were permitted to begin participating in another Cardinal Health sponsored retirement plan. In conjunction with this change, participants in the Plan were no longer allowed to make contributions to the Plan.

Participant Accounts

Individual accounts are maintained for past participant and employer contributions. Earnings are allocated to participant account balances on a daily basis. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts in participant accounts are directed by participants in 1% increments, into any of the available investment options.

Vesting

Participants were vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Prior to August 1, 2003, the graded vesting schedule provided that a participant was 100% vested after five years of vesting service. On and after August 1, 2003, active participants in the Plan are subject to a cliff vesting schedule providing that a participant is 100% vested after three years of vesting service (with preservation of prior vesting levels, as applicable). Participants are 100% vested at age 65 or in the case of disability or death, as defined.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Forfeitures

Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Committee.

There were no forfeitures used to reduce Company contributions and pay reasonable expenses during 2008 and 2007. At December 31, 2008 and 2007, forfeited non-vested accounts were $1,620,588 and $2,078,461, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59 1/2, as defined in the Plan document.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts in the footnotes have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

New Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Refer to Note 4 for additional information regarding the Plan’s adoption of this Statement.

Investment Valuation and Income Recognition

The Plan follows FASB Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”) which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts are based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan’s interest in Master Trusts’ net investment (loss) gain presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are A+ – AAA/Aa3 – Aaa.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 4.12% to 5.18% and 3.84% to 5.64% at December 31, 2008 and 2007, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2008 and 2007, the average yield for the investment contracts based on actual earnings was 6.21% and 5.07%, respectively.

For the years ended December 31, 2008 and 2007, the average yield adjusted to reflect the actual interest rate credited to participants was 4.60% and 5.32%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan, which the contract issuer determines to be a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable.

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trusts were as follows:

	December 31, 2008
	Main Master Trust	Balance Master Trust	Stable Value Master Trust
Mutual funds	$669,561,340	$238,774,965	$—
Common collective trusts	117,670,859	—	341,141,571
Cardinal Health, Inc. common shares	143,078,008	—	—
Guaranteed investment contracts	—	—	10,330,400
Cash and pending activity	145,434	488,441	(148,419)

Total net assets in Master Trusts at fair value	930,455,641	239,263,406	351,323,552
Bank wrappers at fair value	—	—	456,706
Adjustment from fair value to contract value	—	—	27,099,950

Total net assets in Master Trusts	$930,455,641	$239,263,406	$378,880,208

Plan’s ownership percentage in:
Master Trusts	6%	Less than 1%	3%
Each investment held of the Master Trusts:
Mutual funds	5%	Less than 1%	—
Common collective trusts	4%	—	3%
Cardinal Health, Inc. common shares	11%	—	—
Other	1%	Less than 1%	3%

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$1,115,521,172	$290,513,271	$—
Common collective trusts	200,951,823	—	323,734,431
Cardinal Health, Inc. common shares	228,004,802	—	—
Guaranteed investment contracts	—	—	27,415,590
Cash and pending activity	100,656	39,468	(105,080)

Total net assets in Master Trusts at fair value	1,544,578,453	290,552,739	351,044,941
Bank wrappers at fair value	—	—	(17,431)
Adjustment from fair value to contract value	—	—	(1,625,552)

Total net assets in Master Trusts	$1,544,578,453	$290,552,739	$349,401,958

Plan’s ownership percentage in:
Master Trusts	6%	Less than 1%	3%
Each investment held of the Master Trusts:
Mutual funds	5%	Less than 1%	—
Common collective trusts	4%	—	3%
Cardinal Health, Inc. common shares	13%	—	—
Other	12%	Less than 1%	3%

The investment (loss) income of the Master Trusts was as follows for the years ended December 31:

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,116,645	$14,681,154	$16,233,291
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	(390,465,792)	(87,679,355)	—
Cardinal Health, Inc. common shares	(93,359,717)	—	—

	(483,825,509)	(87,679,355)	—
Estimated fair value:
Common collective trusts	(70,881,606)	—	1,367,424

Net (depreciation) appreciation in the fair value of investments:	(554,707,115)	(87,679,355)	1,367,424

Total investment (loss) income	$(552,590,470)	(72,998,201)	$17,600,715

Plan’s investment (loss) income percentage	6%	Less than 1%	3%

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$1,795,041	$16,358,122	$16,118,762
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	83,484,652	10,266,156	—
Cardinal Health, Inc. common shares	(21,989,607)	—	—

	61,495,045	10,266,156	—
Estimated fair value:
Common collective trusts	11,403,938	—	1,626,162

Net appreciation in the fair value of investments:	72,898,983	10,266,156	1,626,162

Total investment income	$74,694,024	$26,624,278	$17,744,924

Plan’s investment income percentage	3%	Less than 1%	3%

Notes to Financial Statements (continued)

4.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provision of SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	-	quoted prices for similar assets or liabilities in active markets;
	-	quoted prices for identical or similar assets or liabilities in inactive markets;
	-	inputs other than quoted prices that are observable for the asset or liability; and
	-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at measured fair value.

Mutual funds and common shares market values are determined by quoted market prices reported on the active market on which they are traded. Common collective trusts’ fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trusts has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. The fair value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on discounting the related cash flows.

Participant loans are valued based on the remaining unpaid principal balance, plus any accrued but unpaid interest, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the assets in the Master Trusts at fair value as of December 31, 2008. The following table does not include the Plan’s interest in participant loans because that information is disclosed separately below:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$908,336,305	$—	$—	$908,336,305
Common collective trusts	—	458,812,430	—	458,812,430
Cardinal Health, Inc. common shares	143,078,008	—	—	143,078,008
Guaranteed investment contracts	—	10,330,400	—	10,330,400
Bank wrappers	—	—	456,706	456,706
Cash and pending activity	—	485,456	—	485,456

Total assets at fair value	$1,051,414,313	$469,628,286	$456,706	$1,521,499,305

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets not part of the Master Trusts as of December 31, 2008:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Participant loans, net	$—	$—	$1,912,365	$1,912,365

Total assets at fair value	$—	$—	$1,912,365	$1,912,365

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Participant loans, net	Bank wrappers
Balance, beginning of year	$2,218,325	$(17,431)
Unrealized gains	—	474,137
Purchases, sales, issuances, and settlements (net)	(215,960)	—

Balance, end of year	$1,912,365	$456,706

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Parties-in-Interest

Certain Plan investments held by the Main Master Trust at December 31, 2008 and 2007 were shares of mutual funds managed by Fidelity. Fidelity serves as the trustee as defined by the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan’s holdings of $16,421,837 and $28,958,172 of Cardinal Health, Inc. common shares were held by the Main Master Trust at December 31, 2008 and 2007, respectively.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$65,623,144	$104,493,749
Amounts allocated to withdrawing participants	—	(11,489)
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	(804,290)	50,537

Net assets available for benefits per Form 5500	$64,818,854	$104,532,797

Notes to Financial Statements (continued)

9.	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net decrease in assets per the financial statements	$(38,870,605)	$(6,330,242)
Net investment income difference between fair value and contract value	(854,827)	84,525
Amounts allocated to withdrawing participants—current year	—	(11,489)
Amounts allocated to withdrawing participants—prior year	11,489	—

Net loss per Form 5500	$(39,713,943)	$6,257,206

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$7,528,829	$9,418,135
Amounts allocated to withdrawing participants—current year	—	11,489
Amounts allocated to withdrawing participants—prior year	(11,489)	—

Benefits paid to participants per Form 5500	$7,517,340	$9,429,624

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2008

EIN: 85-0229124    Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Loans:
**	Participant loans	Interest rates ranging from 5.0% to 11.5% with varying maturity dates through 2022	$1,912,365

	Total		$1,912,365

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Schedule G, Part III: Nonexempt Transactions

For the Year Ended December 31, 2008

EIN: 85-0229124    Plan Number: 002

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in interest
Cardinal Health, Inc.	Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

Plan sponsor received from the Plan an expense reimbursement twice during 2008. Plan sponsor corrected this nonexempt transaction by refunding the extra expense reimbursement to the Plan, plus applicable interest during 2008.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	—	—	—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
5,682	5,759	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES’ SAVINGS AND STOCK
OWNERSHIP PLAN

Date: June 29, 2009	/s/ Monica Foster
Monica Foster
Financial Benefit Plans Committee Member